                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              CKE RESTAURANTS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    12561E105
                                 (CUSIP Number)

                                 ALAN L. STINSON
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                        FIDELITY NATIONAL FINANCIAL, INC.
                       17911 VON KARMAN AVENUE, SUITE 300
                            IRVINE, CALIFORNIA 92614
                                 (949) 622-5000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   COPIES TO:
                             C. CRAIG CARLSON, ESQ.
                         STRADLING YOCCA CARLSON & RAUTH
                      660 NEWPORT CENTER DRIVE, SUITE, 1600
                             NEWPORT BEACH, CA 92660
                            TELEPHONE: (949) 725-4000


                                  MARCH 1, 2002

             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box [ ].

                                  SCHEDULE 13D

--------------------------                              ------------------------
CUSIP NO. 928365-20-4                                   PAGE 2 OF 9 PAGES
--------------------------                              ------------------------

================================================================================
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Fidelity National Financial, Inc.  86-0498599
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

                  N/A

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                               7       SOLE VOTING POWER
          NUMBER OF
           SHARES                      3,902,155 (1)
        BENEFICIALLY           -------------------------------------------------
          OWNED BY             8       SHARED VOTING POWER
            EACH
          REPORTING                    -0-
           PERSON              -------------------------------------------------
            WITH               9       SOLE DISPOSITIVE POWER

                                       3,902,155 (1)
                               -------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,902,155 (1)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)
                                                                           [X]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Approximately 6.6% (2)
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          CO
================================================================================

(1) Includes currently exercisable warrants to purchase 967,267 shares of Common Stock, such amount determined by multiplying the warrants to purchase 1,969,994 shares of Santa Barbara Restaurant Group, Inc. ("SBRG") Common Stock held by Fidelity at the effective time of the merger by the exchange ratio of 0.491.

(2) Based on 59,444,302 shares of Common Stock outstanding, which is the sum of (a) the shares of CKE Common Stock outstanding as of January 25, 2002, plus (b) the shares of Santa Barbara Restaurant Group, Inc. Common Stock outstanding as of January 18, 2002 multiplied by the exchange ratio of 0.491, plus (c) the warrants to purchase 1,969,994 shares of SBRG Common Stock held by Fidelity multiplied by the exchange ratio of 0.491; each outstanding share amount as reported in the Company's Amendment No. 1 to Registration Statement on Form S-4 filed on January 29, 2002.

ITEM 1. SECURITY AND ISSUER.

        The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, par value $0.01 per share ("CKE Common Stock"), of CKE Restaurants, Inc., a Delaware corporation ("CKE" or the "Company"), with its principal executive offices located at 3916 State Street, Suite 300, Santa Barbara, California 93105.

ITEM 2. IDENTITY AND BACKGROUND.

        This Statement is being filed by Fidelity National Financial, Inc., a Delaware corporation ("Fidelity"). The principal executive offices of Fidelity are located at 17911 Von Karman Avenue, Suite 300, Irvine, California 92614. Fidelity is a holding company whose subsidiaries are engaged in the business of issuing title insurance policies and performing other title- and real estate-related services.

        Information regarding the directors and executive officers of Fidelity is set forth on Schedule I attached hereto, which schedule is hereby incorporated by reference.

        During the last five years, neither Fidelity nor, to the best knowledge of Fidelity, any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administration body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On March 1, 2002, CKE completed a merger (the "Merger") with Santa Barbara Restaurant Group, Inc. ("SBRG") in which SBRG stockholders received
0.491 shares of CKE Common Stock for each share of SBRG Common Stock held at the effective time of the Merger.

        In addition, at the effective time of the Merger each option to purchase SBRG Common Stock outstanding under any stock option or compensation plan or arrangement of SBRG was converted into an option to purchase CKE Common Stock, such number of CKE Common Stock was determined by multiplying the number of SBRG Common Stock subject to such SBRG option by 0.491, with any fractional shares of CKE Common Stock resulting from such calculation being rounded down to the nearest whole share. At the effective time of the Merger, each outstanding warrant to purchase SBRG Common Stock outstanding was converted into a warrant to purchase CKE Common Stock, such number of CKE Common Stock was determined by multiplying the number of SBRG Common Stock subject to such SBRG warrant by the 0.491, with any fractional shares of CKE Common Stock resulting from such calculation being rounded down to the nearest whole share.

        As a result of the Merger, Fidelity acquired 2,321,333 shares of CKE Common Stock and warrants to purchase 967,267 shares of CKE Common Stock.

ITEM 4. PURPOSE OF TRANSACTION.

        Fidelity acquired the CKE Common Stock and warrants to purchase CKE Common Stock referred to above for investment purposes. The purchases were made in the ordinary course of business and not for the purpose of acquiring control of CKE.

        A group (the "Cannae Group") comprised of Cannae Limited Partnership, a Nevada Limited Partnership ("Cannae"), Folco Development Corporation, a Nevada corporation ("Folco"), Frank P. Willey ("Mr. Willey"), Daniel V., Inc., a Nevada Corporation ("Daniel"), and The Daniel D. Lane Revocable Trust (the "Lane Trust") own in the aggregate 2,147,023 shares of CKE Common Stock. Information concerning the Cannae Group and certain individuals and entities who are limited partners of Cannae and who have identified themselves as members of the Cannae Group is contained in the Schedule 13D with respect to shares of CKE Common Stock beneficially owned by the Cannae Group (the "Cannae Group 13D"). Certain individuals who are members of or otherwise associated with the Cannae Group are directors, officers or employees of Fidelity. In particular, (1) William P. Foley, II ("Mr. Foley"), the Chairman of the Board and Chief Executive Officer of Fidelity, is (i) the President of Bognor Regis, Inc., a Nevada corporation and the sole general partner of Cannae, (ii) the President of Folco, which is a limited partner of Cannae and which in addition owns directly 478,705 shares of CKE Common Stock and (iii) together with his wife, the trustor of a trust which is the sole shareholder of Folco; (2) Daniel D. (Ron) Lane ("Mr. Lane"), a director of Fidelity, is the President and sole stockholder of Daniel and the trustee of the Lane Trust, each of which are limited partners of Cannae and which in addition own directly in the aggregate 332,267.28 shares of CKE common stock; and (3) Wayne Diaz, President of American National Financial, Inc., an indirect subsidiary of Fidelity, is a limited partner of Cannae.

        In addition to the relationships described above, Mr. Foley is Chairman of the Board of the Company and beneficially owns 6,044,213 shares of the Common Stock of the Company and Mr. Lane is a director of the Company and beneficially owns 2,985,870 shares of the Common Stock of the Company.

        By virtue of the relationships described above, Fidelity could be deemed to be a member of a group with respect to shares of CKE Common Stock comprised of Fidelity and the Cannae Group, and accordingly, pursuant to Rule 13d-5(b)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Fidelity could be deemed to be the beneficial owner of the shares of CKE Common Stock beneficially owned by the members of the Cannae Group. Fidelity expressly disclaims that it has entered into an agreement with the Cannae Group for purposes of acquiring, holding, voting or disposing of equity securities of the Company and further disclaims that it is a member of a group with respect to such securities comprised of Fidelity and the Cannae Group. Fidelity further expressly disclaims beneficial ownership of the shares of CKE Common Stock beneficially owned by the members of the Cannae Group, other than those shares owned directly by Fidelity.

        Notwithstanding the foregoing and notwithstanding that Fidelity has acquired the shares of CKE Common Stock for the purpose of investment, Fidelity may at any time in the future determine to, and expressly reserves the right to, take actions with respect to the Company and/or its equity securities in parallel to or in concert with actions taken by the Cannae Group, if and to the extent that Fidelity determines that the taking of such actions by Fidelity are in the best interests of Fidelity and its shareholders. Fidelity reserves the right, however, to take any such actions independent of any actions of, or any plans or proposals of, the Cannae Group.

        Except as set forth in this Item 4, Fidelity has no plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D but retains the right to take all such action as it may deem appropriate. Subject to the continuing review of the business prospects of CKE and depending on market conditions, economic conditions and other relevant factors (including, without limitation, conditions with respect to Fidelity), Fidelity may determine (either independent of or in concert with the Cannae Group, as described above) to increase, decrease or entirely dispose of its holdings in CKE, purchase by private purchase, in the open market, by tender offer or otherwise, additional equity securities of CKE for investment, or acquire or seek to acquire control of CKE by merger, proxy solicitation, exchange of securities, asset acquisition, tender offer or in privately negotiated transactions on such terms and at such times as it may consider desirable.

        With respect to those officers and directors of Fidelity who are members of or otherwise associated with the Cannae Group, reference is made to the Cannae Group 13D for information regarding the purposes, plans and proposals of such persons in their capacity as members of the Cannae Group, and not in their capacity as officers and directors of Fidelity, regarding the Company and its securities.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        As of the close of business on March 1, 2002, after giving effect to the Merger, Fidelity was the direct beneficial owner of 2,934,888 shares of CKE Common Stock and warrants to purchase 967,267 shares of CKE Common Stock, which constitutes 6.6% of the outstanding shares of CKE Common Stock (based on 59,444,302 shares of Common Stock outstanding, which is the sum of (a) the shares of CKE Common Stock outstanding as of January 25, 2002, plus (b) the shares of Santa Barbara Restaurant Group, Inc. Common Stock outstanding as of January 18, 2002 multiplied by the exchange ratio of 0.491, plus (c) the 967,267 currently exercisable warrants held by Fidelity; each outstanding share amount as reported in the Company's Amendment No. 1 to Registration Statement on Form S-4 filed on January 29, 2002). Fidelity has the sole power to vote, direct the voting of, dispose of and direct the disposition of such shares of CKE Common Stock. Fidelity has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of CKE Common Stock. Transactions in CKE Common Stock by Fidelity effected in the past 60 days are described in Schedule II hereto, which schedule is hereby incorporated by reference. All such transactions were effected by Fidelity in the open market on the New York Stock Exchange Composite Transactions Tape.

        With respect to the share and percentage ownership of CKE Common Stock by the Cannae Group and its members (including those members who are officers, directors or employees of Fidelity), reference is made to the Cannae Group 13D. As indicated above, Fidelity disclaims beneficial ownership of the shares of CKE Common Stock beneficially owned by the Cannae Group and its members.

        Except as described above, neither Fidelity nor, to the best knowledge of Fidelity, any of the persons referred to in Schedule I attached hereto, beneficially own any shares of CKE Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Except as described herein, neither Fidelity nor, except as described in the Cannae Group 13D, any other person referred to in Schedule I attached hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of CKE, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        None.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 27, 2002       FIDELITY NATIONAL FINANCIAL, INC.


                              By:  /s/ Alan L. Stinson
                                   ---------------------------------------------
                                   Alan L. Stinson, Executive Vice President and Chief Financial Officer

                                   SCHEDULE I

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

        The names, present principal occupations and business addresses of the directors and executive officers of the Reporting Person are set forth below. If no address is given, the director's or executive officer's business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Reporting Person. Each of the named individuals is a citizen of the United States.

Directors and Officers of Fidelity:
----------------------------------


William P. Foley, II         Chairman of the Board and Chief Executive Officer
Frank P. Willey              Vice Chairman of the Board
John J. Burns, Jr.           Director
John F. Farrell, Jr.         Director
Philip G. Heasley            Director
William A. Imparato          Director
Donald M. Koll               Director
Daniel D. (Ron) Lane         Director
General William Lyon         Director
J. Thomas Talbot             Director
Cary H. Thompson             Director
Richard P. Toft              Director
Patrick F. Stone             President
Alan L. Stinson              Executive Vice President, Chief Financial Officer

                                   SCHEDULE II

                     RECENT TRANSACTIONS IN CKE COMMON STOCK

        During the 60 days prior to March 1, 2002, Fidelity has engaged in the transactions in CKE Common Stock set forth below. Each such transaction was effected by Fidelity in the open market on the New York Stock Exchange Composite Transactions Tape.

----------------------- -------------------------  ----------------------- -----------------------
Date of Transaction     Nature of the Transaction  Amount of Securities    Price Per Share
----------------------- -------------------------  ----------------------- -----------------------
February 4, 2002        Disposition of CKE         13,600 shares of        $10.70
                        Common Stock               Common Stock

----------------------- -------------------------  ----------------------- -----------------------